KINDERCARE LEARNING COMPANIES, INC.

5005 Meadows Road

Lake Oswego, OR 97035

October 7, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall and Lilyanna Peyser, Division of Corporation Finance

Re:	KinderCare Learning Companies, Inc.

Registration Statement on Form S-1, as amended (File No. 333-281971)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, KinderCare Learning Companies, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 8, 2024, or as soon as possible thereafter. The Company hereby authorizes Faiza Rahman or Tristan VanDeventer of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Faiza Rahman or Tristan VanDeventer of Ropes & Gray LLP, counsel to the Company, at (212) 596-9517 or (212) 596-9361, as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

KINDERCARE LEARNING COMPANIES, INC.

By:	/s/ Paul Thompson
Name:	Paul Thompson
Title:	Chief Executive Officer

cc.	Anthony Amandi (KinderCare Learning Companies, Inc.)
cc.	Faiza Rahman (Ropes & Gray LLP)
cc.	Tristan VanDeventer (Ropes & Gray LLP)
cc.	Michael Kim (Kirkland & Ellis LLP)
cc.	Allison Bell (Kirkland & Ellis LLP)

[Signature Page to Acceleration Request]